Exhibit 99.2
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GIVEN IMAGING
[LOGO OMITTED]
For Immediate Release
For further information contact:
Yoram Ashery                                            Fern Lazar / David Carey
Given Imaging Ltd.                                      Lazar Partners Ltd.
                                                        Phone: 1-866-GIVEN-IR
                                                        flazar@lazarpartners.com
                                                        dcarey@lazarpartners.com

           Given Imaging Announces Preliminary Second Quarter Results
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      - Yuval Yannai from Koor Industries (NYSE: KOR) to join as new CFO -

Yoqneam, Israel, July 8, 2005 - Given Imaging Ltd. (NASDAQ: GIVN) announced today that it expects to report sales of approximately $20.5 million for the second quarter of 2005, reflecting approximately 32% growth over the second quarter of 2004, but less than its previously guided revenue for this quarter of $22 to $24 million. The shortfall in sales occurred in the United States, primarily due to lower than anticipated closings of new system and PillCam SB capsule sales at the end of the quarter, as well as delayed uptake in sales of PillCam ESO, which is marketed in the United States by the company's partner, Johnson & Johnson's InScope division.

"While our business is performing well around the world, our performance this quarter in the United States did not meet our expectations. However, we believe that the combined power of the sales forces of Given Imaging and J&J's InScope will drive significant growth in sales of systems, PillCam SB and PillCam ESO in the United States moving forward" said Gavriel D. Meron, President and CEO of Given Imaging.

Additionally, the company will make a one-time provision of approximately $1.2 million for certain taxes relating to its U.S. subsidiary. The company's financial position continues to be strong with its cash reserve of more than $80 million. The company expects to report earnings (loss) per share for the second quarter of between $(0.01) to $0.01, or $0.03 to $0.05 excluding this one-time charge.

Given Imaging also announced the resignation of Zvi Ben-David as Chief Financial Officer of the Company, and the appointment of Yuval Yanai as its new CFO. Mr. Yanai is currently serving as Senior Vice President and CFO of Koor Industries (NYSE:KOR), a major investment holding company in Israel. Previously, Mr. Yanai served as Senior Vice President and CFO of Nice Systems Ltd. (NASDAQ:NICE) and Vice President, Finance and CFO or Elscint Ltd. (NYSE:ELT), both Israeli-based, U.S.-listed companies.

Commenting on Mr. Yanai's appointment, Mr. Meron said: "We are very pleased to welcome Yuval to our management team, and believe that his strong background and experience will have an important role in strengthening our corporate infrastructure to support our growth moving forward."

2005 Guidance Update
The company will update its guidance for the year when reporting the full financial statements for the second quarter on July 28, 2005.

Conference Call

The company will host a conference call today, Friday, July 8, 2005, at 10:00 AM Eastern Standard Time (5:00 pm Israel time) to discuss this announcement. The call in numbers are 800-819-9193 for participants calling from within the United States and 913-981-4911 for those calling from outside the United States, both under access code 1544134. The conference call will also be webcast through the company's website www.givenimaging.com. A replay will be available for 15 days at 888-203-1112 for U.S. callers and 719-457-0820 for callers from outside the United States, access code 1544134.


About Given Imaging

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company is developing a complete line of PillCam(TM) video capsules for detecting disorders of the gastrointestinal tract. The company's technology platform is the Given(R) Diagnostic System, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient. The PillCam(TM) SB capsule is the only naturally ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 50 other countries and has benefited more than 200,000 patients worldwide. The PillCam(TM) ESO video capsule, which provides visual examination of the esophagus, has been cleared for marketing by the FDA. Additional capsules for visualization of the stomach and colon are under development. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Japan, Spain and Australia. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements about Given Imaging, including projections about our business, our future revenues and our future profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward- looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

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